Exhibit 99.1

August 15, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report regarding Closing of Offering by our Fully Consolidated Subsidiary, Equity One, Inc.

Further to our Immediate Reports of August 9, 2012 (“Immediate Reports”) regarding the public equity offering undertaken by Equity One, Inc. (“EQY”)1, a company whose financial results are fully consolidated by the Company, and the participation of a private subsidiary of the Company in a concurrent private offering by EQY, we are pleased to report that on August 14, 2012, the transaction closed, raising approximately U.S. $76 million for EQY (including funds from the concurrent private placement to the Company), before deal expenses.

As reported previously, after the closing of the offering2, the Company holds (directly and indirectly) 53,187,513 EQY common shares, comprising approximately 45.72% of the issued and outstanding shares of EQY (39.78% on a fully diluted basis) and 41.26% of the voting rights.

We attach below EQY’s press release as originally reported the United States on August 14, 2012.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

[1]	A company publicly traded on the New York Stock Exchange.
[2]	On the assumption the underwriter’s over-allotment option is not exercised.

About Gazit-Globe

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the Tel Aviv Stock Exchange (TASE: GLOB) and is included in the TA-25 and the Real-Estate 15 indices in Israel. The Company is also listed on the New York Stock Exchange (NYSE: GZT). The Group operates properties with a total value of approximately $19.0 billion in more than 20 countries and owns and operates over 600 properties with a gross leasable area of approximately 6.7 million square meters.

Kind regards,

Gazit-Globe, Ltd.

Equity One, Inc. 1600 NE Miami Gardens Drive North Miami Beach, FL 33179 305-947-1664	For additional information: Mark Langer, EVP and Chief Financial Officer

FOR IMMEDIATE RELEASE:

Equity One Announces Closing of Common Stock Offering

North Miami Beach, FL, August 14, 2012 – Equity One, Inc. (NYSE:EQY), an owner, developer, and operator of shopping centers, announced today the closing of its previously announced underwritten public offering of 4.1 million shares of its common stock. The Company offered 3.1 million shares of its common stock and AH Investments US, LP, a stockholder of the Company, offered 1.0 million shares of the Company’s common stock, resulting in approximately $65.2 million and $21.0 million of net proceeds to the Company and the selling stockholder, respectively, before expenses. The Company did not receive any of the proceeds from the sale of shares of the Company’s common stock by the selling stockholder in the offering.

Concurrently with the closing of the public offering, MGN (USA), Inc., an affiliate of Equity One’s largest stockholder, Gazit-Globe, Ltd., purchased directly from the Company an aggregate of 500,000 shares of the Company’s common stock, resulting in net proceeds to the Company of $10.6 million, before expenses.

The Company intends to use its net proceeds to reduce the outstanding balance under its unsecured revolving credit facility and for other corporate purposes, including pending and future acquisitions and to fund development and redevelopment activities.

Barclays acted as the sole underwriter of the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. A final prospectus supplement and accompanying base prospectus related to the offering have been filed with the Securities and Exchange Commission. A copy of the prospectus supplement and prospectus related to the offering may be obtained from Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by calling toll free at (888) 603-5847, or by emailing Barclaysprospectus@broadridge.com.

ABOUT EQUITY ONE, INC.

As of June 30, 2012, Equity One’s consolidated property portfolio comprised 165 properties consisting of approximately 16.8 million square feet of gross leasable area, including 142 shopping centers, 11 development or redevelopment properties, five non-retail properties and seven land parcels.

FORWARD LOOKING STATEMENTS

Certain matters discussed by Equity One in this press release constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements in this press release include, among others, statements about the use of proceeds from the offering. Although Equity One believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include volatility of the capital markets; changes in macro-economic conditions and the demand for retail space in the states in which Equity One owns properties; the continuing financial success of Equity One’s current and prospective tenants; the risks that Equity One may not be able to proceed with or obtain necessary approvals for development or redevelopment projects or that it may take more time to complete such projects or incur costs greater than anticipated; the availability of properties for acquisition; the extent to which continuing supply constraints occur in geographic markets where Equity One owns properties; the success of its efforts to lease up vacant space; the effects of natural and other disasters; the ability of Equity One to successfully integrate the operations and systems of acquired companies and properties; changes in Equity One’s credit ratings; and other risks, which are described in Equity One’s filings with the Securities and Exchange Commission.